UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                         (Amendment No. ______________)*


                              BancAffiliated, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05948C 10 7
                        --------------------------------
                                 (CUSIP Number)

                                 Donald H. Stone
                            c/o BancAffiliated, Inc.
                     500 Harwood Road, Bedford, Texas 76021
                                (817) 285 - 6195
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                         -----------------
CUSIP NO.  05948C 10 7                 13D                     Page 2 of 7 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Donald H. Stone
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF, 00
--------------------------------------------------------------------------------
5         CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            11,751
BENEFICIALLY            --------------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH             --------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  11,139
                        --------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,094
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Items 3 and 5 below.                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN

--------------------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  05948C 10 7                 13D                     Page 3 of 7 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)

          Barbara Ann Stone
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF  DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            2,343
BENEFICIALLY            --------------------------------------------------------
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         0
PERSON WITH             --------------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  2,343
                        --------------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          14,094
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          See Items 3 and 5 below.                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN

--------------------------------------------------------------------------------

Item 1.           Security and Issuer
                  -------------------

     The class of equity securities to which this statement relates is the Common Stock, $0.01 par value (the "Common Stock"), of BancAffiliated, Inc., located at 500 Harwood Road, Bedford, Texas 76021.


Item 2.           Identity and Background
                  -----------------------

     This statement is being filed by Donald H. Stone and Barbara Ann Stone, husband and wife. The address of Mr. and Mrs. Stone is c/o BancAffiliated, Inc. 500 Harwood Road, Bedford, Texas 76021. Mr. Stone is a member of the Board of Directors of BancAffiliated, Inc. and its subsidiary Affiliated Bank at the address stated above. Mrs. Stone is the Chief Financial Officer of Coroplast, Inc., located in Dallas, Texas. During the last five years, neither Mr. or Mrs. Stone has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. and Mrs. Stone are citizens of the United States of America.


Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

     Mr. and Mrs. Stone have acquired beneficial ownership of 14,094 shares of Common Stock as follows:

     (a) 10,657 shares purchased by Mr. Stone with personal funds for an aggregate purchase price of $106,570.

     (b) 2,343 shares purchased by Mrs. Stone with personal funds for an aggregate purchase price of $23,430.

     (c) 764 shares awarded to Mr. Stone through BancAffiliated, Inc.'s Recognition and Retention Plan. Of this amount, Mr. Stone currently has sole voting and dispositive power over 152 shares and only sole voting power over 612 shares.

     (d) 330 shares underlying unexercised stock options awarded to Mr. Stone through BancAffiliated, Inc.'s 2002 Stock Option and Incentive Plan that are exercisable within 60 days of the filing of this Schedule 13D.

Item 4.           Purpose of Transaction
                  ----------------------

     All of the shares purchased and/or acquired by Mr. and Mrs. Stone are for investment purposes. Mr. and Mrs. Stone may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of BancAffiliated, Inc. for investment or dispose of shares of BancAffiliated, Inc. As a member of the Board, Mr. Stone regularly explores potential actions and transactions which may be advantageous to BancAffiliated, Inc., including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of BancAffiliated, Inc.

     Except as noted above, Mr. and Mrs. Stone do not have any plans or proposals which relate to or would result in:

     (a)  the   acquisition   by  any  person  of   additional   securities   of
BancAffiliated, Inc., or the disposition of securities by BancAffiliated, Inc.;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving BancAffiliated, Inc. or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of BancAffiliated, Inc. or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of BancAffiliated, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of BancAffiliated, Inc.;

     (f) any other material change in BancAffiliated, Inc.'s business or corporate structure;

     (g) changes in BancAffiliated, Inc.'s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BancAffiliated, Inc. by any person;

     (h) causing a class of securities of BancAffiliated, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

     (i) a class of equity securities of BancAffiliated, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     As of the date of this report, the aggregate number of shares of Common Stock beneficially owned by Mr. Stone for the purpose of this statement is 14,094 (including the right of Mr. Stone to acquire 330 shares) shares representing 5.3% of the shares of Common Stock outstanding on the date hereof. Of the 14,094 shares owned by Mr. and Mrs. Stone:

     (1)  Mr. Stone has sole voting power over 11,751 shares;
     (2)  Mr. Stone has sole dispositive power over 11,139 shares; and
     (3) Mrs. Stone has sole voting and sole dispositive power over 2,343 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
                  --------------------------------------------------------------

     There  are no  contracts,  arrangements,  understandings  or  relationships
(legal or otherwise) between Mr. and Mrs. Stone and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. or Mrs. Stone is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

     1.   Agreement  of Joint  Filing  between  Donald H. Stone and  Barbara Ann
          Stone.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: November 20, 2002                              /s/ Donald H. Stone
      ----------------------------------             ---------------------------
                                                     Donald H. Stone


Date: November 20, 2002                              /s/ Barbara Ann Stone
      ----------------------------------             ---------------------------
                                                     Barbara Ann Stone